UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

INNOVIZ TECHNOLOGIES LTD.
(Exact name of Registrant as specified in its charter)

State of Israel (state or other jurisdiction of incorporation)	001-40310 (Commission file number)

Innoviz Technologies Campus 5 Uri Ariav Street, Bldg. C Nitzba 300, Rosh HaAin, Israel (address of principle executive offices)	4809202, Israel (Zip code)

Udy Gal On, Chief Operating Officer, +972-74-700-3692 (Name and telephone number, including area code, of the person to contact with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 of the Securities Exchange Act of 1934, as amended, Innoviz Technologies Ltd. (the “Company”) hereby files this Specialized Disclosure Report on Form SD and the Conflict Minerals Report attached hereto as Exhibit 1.01.  A copy of the Specialized Disclosure Report on Form SD and the Conflict Minerals Report are also available on the Company’s website at: https://ir.innoviz.tech/corporate-governance/conflict-minerals. The content of any website referred to in this Form SD (including the exhibit hereto) is included for general information only and is not incorporated by reference into this document.

Item 1.02 Exhibit

The Conflict Mineral Report as required by Items 1.01 and 1.02 is filed as Exhibit 1.01 to this Form SD.

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01. Resource Extraction Issuer Disclosure and Report

Not applicable.

SECTION 3 – EXHIBITS

Item 3.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

INNOVIZ TECHNOLOGIES LTD.

Date: May 31, 2024	By:	/s/ Eldar Cegla
Name: Eldar Cegla
Title: Chief Financial Officer